Mail Stop 3720

October 4, 2007

By U.S. Mail and facsimile to (703) 984-6587

C.E. Andrews
Chief Executive Officer
SLM Corporation
12061 Bluemont Way
Reston, VA 20190

> **Re:** **SLM Corporation**
> **Definitive Schedule 14A**
> **Filed April 9, 2007**
> **File No. 1-13251**

Dear Mr. Andrews:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive and Director Compensation, page 11

Executive Compensation, page 11

How does the Corporation determine the amount of each element to pay?, page 13

1.   You include statements throughout Compensation Discussion and Analysis about the individually-tailored considerations the compensation committee makes in determining base salary levels and incentive compensation amounts. You also disclose on page 19 that the compensation committee "considers individual performance, which is evaluated primarily subjectively, to be more important than corporate performance in making actual awards to NEOs." Please disclose more specifically how the committee's consideration of individual performance and subjective factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Regulation S-K Item 402(b)(2)(vii).

2.   The summary compensation table on page 23 and other disclosure in Compensation Discussion and Analysis show that Mr. Fitzpatrick's salary and equity compensation each are significantly higher than the other named executive officers' salary and equity compensation. Please discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policies or decision-making regarding the executives' compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.

3.   Identify all of the companies in the survey that the committee considered for purposes of benchmarking named executive officer compensation. See Regulation S-K Item 402(b)(1)(v). Disclose more specifically how the committee used the peer group and survey data in the compensation process. Disclose the actual compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

4.   You disclose in footnote two on page 14 that the survey is a Towers Perrin executive compensation database. Disclose the role, if any, of Towers Perrin in the compensation process. Clarify whether the compensation consultant identified on page 14 is the same one identified on page 9. Clearly disclose the nature and scope of the assignment and the material elements of the instructions or directions you provided each consultant with respect to the performance of the consultant's duties. See Regulation S-K Item 407(e)(3)(iii).

5.   Please discuss more specifically how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control

arrangements. For example, explain what you mean by your disclosure on page 16 that the severance and change-in-control arrangements were determined to be "consistent with best practices." Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements

What decisions were made about 2006 total annual pay…and why?, page 17

6.   On page 18, you disclose the company performance measures the committee established for determining bonuses. You disclose in footnote two on page 18 that, "[f]or business confidentiality reasons, management has determined not to disclose" the actual targets. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer's achievement levels for that performance measure.

7.   You disclose on page 9 that the compensation committee makes compensation decisions in January of each year. To the extent you have available information regarding the performance targets for the current fiscal year because you already have set such targets, please disclose them in your Compensation Discussion and Analysis or provide supplemental analysis consistent with comment above. See Instruction 2 to Regulation S-K Item 402(b)(2).

8.   Please clarify what performance targets and payment levels apply to each named executive officer.

9.   You disclose on page 19 that the committee conferred with your chief executive officer "regarding corporate and individual performance" of the other named executive officers before awarding annual performance bonuses to those officers. Please describe what aspects of performance or other factors the chief executive officer and the committee considered in awarding annual performance bonuses to the other named executive officers. Provide disclosure similar to your disclosure on page 20 describing the strategic and operational goals considered by the committee in awarding Mr. Fitzpatrick's annual performance bonus.

How are equity awards granted?, page 21

10.   Please disclose the material terms of all equity awards, such as vesting periods and expiration dates.

11.   You refer to a replacement option program in footnote one on page 21. Please disclose how the committee determines the material terms of a replacement option, such as the exercise price.

Non-Qualified Deferred Compensation for Fiscal Year 2006, page 31

12.   Please explain in a note to the table why there are negative numbers for Mr. Fitzpatrick and Ms. McCormack in the aggregate earnings in last fiscal year column of the table. Also note why the value of Mr. Fitzpatrick's restricted stock units in the aggregate balance at last fiscal year end column is different than the value stated in the value realized on vesting column in the Option Exercises and Stock Vested table.

Potential Payments upon Termination or Change in Control, page 32

13.   You disclose in notes to the Option Exercises and Stock Vested table and the Non-Qualified Deferred Compensation Table that Mr. Fitzpatrick's receipt of 480,235 restricted stock units with a value of $23.4 million is deferred until January 1st of the year following termination of his employment. Please include these restricted stock units in the discussion of Mr. Fitzpatrick's termination payments.

        Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel